FIRST M&F CORPORATION AND SUBSIDIARY

EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

                                                   Three Months Ended           Six Months Ended
                                                        June 30                      June 30
                                              --------------------------    --------------------------
                                                 1995           1994            1995           1994
                                              -----------    -----------    -----------    -----------
Net Income                                    $ 1,396,377    $ 1,036,450    $ 2,752,511    $ 1,998,739

Weighted Average Shares
Outstanding                                     1,411,750      1,335,450      1,374,230      1,335,450

Earnings Per Share                            $      0.99    $      0.78    $      2.00    $      1.50
                                              -----------    -----------    -----------    -----------